K&L|GATES

K&L Gates LLP
Wachovia Financial Center
200 South Biscayne Boulevard, Suite 3900
Miami, FL 33131-2399

T 305.539.3300 www.klgates.com

March 8, 2010

Matthew Ogurick
D 305.539.3352
F 305.358.7095
matthew.ogurick@klgates.com

Mr. Gary Todd
100 F. Street, N.E.
Mail Stop 6010
Washington, DC 20549-7010

RE: CH Lighting International Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Form 10-Q for Fiscal Quarter Ended December 31, 2009
File No. 000-32161

Dear Mr. Todd:

On behalf of CH Lighting International Corporation, a Delaware corporation (the "Company"), we are providing the Company's responses to the U.S. Securities and Exchange Commission (the "Commission"), comment letter dated February 22, 2010 regarding the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009. The Company's responses to the Commission's comment letter, below, are identical in numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following.

Form 10-K for the Fiscal Year Ended September 30, 2009
Report of independent registered public accounting firm, page F-1

COMMENT 1: We note that your audit report for the year ended September 30, 2009 was signed by an audit firm based in Boca Raton, Florida. We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Florida.

RESPONSE: **Weinberg & Company, P.A. ("Weinberg") was the independent registered public accounting firm that signed the Company's audit**

report for the year ended September 30, 2009. They are a U.S. based public accounting firm with offices in California, Florida and representative offices in Shanghai, China and Hong Kong. Weinberg has been using a Chinese correspondent firm to perform audits in China since 2003. The firm is KP Cheng & Co. Weinberg is involved in the entire audit process including planning, audit field work and final reviews of SEC filings. The audit engagement partner is James Tokryman and he is located out of the Boca Raton office but spends approximately 80 days a year in China, servicing the Chinese audit engagements. James also performed an asset inspection of all of the Company's physical assets and reviews all of the audit work prepared by KP Cheng & Co. KP Cheng & Co uses all of the Weinberg audit forms, checklists and audit programs in performing the Company's audit. Since Weinberg is involved in the entire audit process, they believe it enables them to sign the Company's audit report as the principal auditor.

Therefore the majority of the audit work is performed in China.

The Company was also informed by Weinberg that they have been through two PCAOB inspections of their China audits and that the PCAOB has accepted the overall audit process employed by Weinberg.

<u>Note 6 - Government subsidies, page F-30</u>

COMMENT 2: We note that since 2008 the central government of the PRC has agreed to grant the Company subsidy for selling energy-saving lighting products at a discount price on a condition that the products are sold to retail customers. We also note that you recorded $10,125 derived from government grants for the years ended September 30, 2009. In this regard please tell us in detail the following:

(A) how the government determined the amount of the subsidy (i.e. % of sales to retail customers, total discount given to retail customers);

(B) how you determined the $10,125 recorded in revenue in fiscal 2009 and whether you have received or collected the related subsidies; and

(C) why you believe you were entitled or have earned the subsidies in fiscal 2008 considering that you sold your products to distributors rather than retail customers.

RESPONSE: **In response to the Commission's comments above, please find responses to each subsection set forth below:**

(A) The government determined the amount of the subsidy based on a certain percentage (30% or 50%) of sales to retail customers according to those certain subsidy standards and principles issued by the Ministry of Finance, National Development and Reform Commission (the "MOF"). Attached hereto as Exhibit A is a copy of the applicable principles and standards as printed from the MOF's website in Chinese, together with an English translation for the Commission's convenience.

(B) The revenue of $10,125 consists of two parts: (1) $6,839 was associated with the sales in fiscal 2008 and was collected and recognized as revenue in fiscal 2009 and (2) $3,286 was associated with the sales in fiscal 2009, which was outstanding and expected to be collected in fiscal 2010. Among the outstanding balance of $3,286, the Company received $2,381 as of February 24, 2010. The remaining balance of $905 is expected to be received prior to June 2010.

(C) Since the Company sold products to distributors rather than retailed customers in fiscal 2008, the Company was unable to make an appropriate estimate for the amount of government grant receivable, so no government subsidy was recognized in fiscal year 2008. The Company recognized $6,839 as sales income in fiscal 2009, when the Company received it from the government in 2009

K&L | GATES

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or the undersigned at (305) 539-3352.

Thank you very much for your consideration of this response.

Sincerely,

Matthew Ogurick, Esq.

cc: Clayton E. Parker, Esq., K&L Gates LLP
Jim Tokryman, Weinberg & Company, P.A.

Matthew Ogurick

MO:alp

EXHIBIT A

财政部 国家发展改革委关于印发《高效照明产品推广财政补贴资金管理暂行办法》的通知

各省、自治区、直辖市、计划单列市财政厅(局)、发展改革委、经贸委(经委)，新疆生产建设兵团财务局、发展改革委：

根据《国务院关于加强节能工作的决定》（国发[2006]28号)和《国务院关于印发节能减排综合性工作方案的通知》（国发[2007]15号)精神，中央财政设立专项资金，支持高效照明产品的推广使用。为规范财政资金管理，提高资金使用效益，我们制定了《高效照明产品推广财政补贴资金管理暂行办法》。现予印发，请遵照执行。

附件：高效照明产品推广财政补贴资金管理暂行办法

财政部（章） 国家发展改革委（章）

二〇〇七年十二月二十八日

附件：

高效照明产品推广财政补贴 资金管理暂行办法 第一章 总 则

第一条 根据《国务院关于加强节能工作的决定》（国发[2006]28号)和《国务院关于印发节能减排综合性工作方案的通知》（国发[2007]15号)，国家安排专项资金，支持高效照明产品的推广使用。为加强高效照明产品推广财政补贴资金(以下简称财政补贴资金)管理，提高资金使用效益，特制定本办法。

第二条 财政补贴资金用于支持采用高效照明产品替代在用的白炽灯和其他低效照明产品，主要包括高效照明产品补贴资金和推广工作经费。

第三条 补贴资金采取间接补贴方式，由财政补贴给中标企业，再由中标企业按中标协议供货价格减去财政补贴资金后的价格销售给终端用户，最终受益人是大宗用户和城乡居民。

第四条 财政补贴资金由中央财政预算安排，实行公开、透明管理办法，接受社会监督。

第二章 补贴产品和受益对象

第五条 财政补贴的高效照明产品主要是普通照明用自镇流荧光灯、三基色双端直管荧光灯(T8、T5型)和金属卤化物灯、高压钠灯等电光源产品，半导体(LED)照明产品，以及必要的配套镇流器。

第六条 财政补贴的受益对象包括大宗用户和城乡居民用户。大宗用户是指工矿企业、写字楼、医院、学校、宾馆、商厦、车站、机场、码头、道路等采用照明产品集中的场所，采用合同能源管理推广高效照明产品的节能服务公司可视为大宗用户；居民用户是指以社区或行政村为购

买单位的用户。

第三章 中标企业及产品要求

第七条 高效照明产品推广企业及协议供货价格通过招标产生。国家实行统一招标，并根据招标结果，公示中标企业、高效照明产品及其中标协议供货价格。

第八条 中标企业提供的高效照明产品必须达到照明产品国家能效标准的节能评价值，其规格、型号必须通过国家节能产品认证。

第九条 中标企业应当具有完善的售后服务体系，履行约定的质量承诺(大宗用户不少于1年、城乡居民用户不少于2年)。

第十条 中标企业应在产品外包装和本体上印制“政府补贴、绿照工程”字样。

第十一条 中标企业必须按照中标协议供货价格减去财政补贴资金后的价格销售中标产品。

第四章 补贴标准

第十二条 大宗用户每只高效照明产品，中央财政按中标协议供货价格的30%给予补贴；城乡居民用户每只高效照明产品，中央财政按中标协议供货价格的50%给予补贴。

第五章 资金申报与拨付

第十三条 国家发展改革委、财政部根据国家高效照明产品年度推广任务、人口分布、城乡发展水平及白炽灯使用情况等因素，联合下达年度高效照明产品推广任务，并提供中标企业名单、产品目录及其协议供货价格。

第十四条 省级节能主管部门会同财政部门根据国家发展改革委、财政部下达的高效照明产品年度推广任务，结合本地实际情况，制定具体实施方案，明确所需产品的名称、型号、数量、厂家及推广地区等，联合报国家发展改革委、财政部备案，并组织协调中标企业落实推广任务。

第十五条 中标企业根据高效照明产品推广计划、高效照明产品实际安装数量、中标协议供货价格、补贴标准，提出财政补贴资金申请报告(见附表一)，经高效照明产品推广所在地财政部门和节能主管部门审核后，报省级财政部门和节能主管部门。

第十六条 省级财政部门会同节能主管部门对企业资金申请报告进行审核，分别于每年4月30日和8月31日前报财政部、国家发展改革委(见附表二)。

第十七条 财政部会同国家发展改革委对高效照明产品推广情况和实际安装数量进行抽查。

第十八条 财政部根据抽查情况下达财政补贴资金预算，抄送国家发展改革委。

第十九条 财政部视情况安排一定的推广工作经费，支持基层节能部门、居委会或村委会开展与推广相关的需求统计、宣传资料、组织联络等工作。

第二十条 各级财政部门要按照财政国库管理制度等有关规定，将财政补贴资金及时拨付给有关单位和中标企业。

第六章 资金监督管理

第二十一条 企业对财政补贴资金申请报告的真实性负责。对弄虚作假，骗取财政补贴资金的企业，财政将追缴扣回补贴资金，并由国家发展改革委取消企业的供货资格，同时向社会公布。 第二十二条 财政补贴资金必须专款专用，任何单位不得以任何理由、任何形式截留、挪用。对违反规定的，按照《财政违法行为处罚处分条例》(国务院令第427号)等有关规定，依法追究有关单位和人员的责任。

第七章 附 则

第二十三条 本办法由财政部会同国家发展改革委负责解释。

第二十四条 本办法自印发之日起实施。

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Translation of the document about the government subsidies to energy-saving lighting products

1. General Principles

1) The government grants special funds to support the popularity of energy-saving lighting products.
2) The subsidies are granted to support the replacement of in-used filament lamp and other inefficient lighting products with energy-saving lighting products.
3) The subsidies are granted to the bid winners who sell the energy-saving lighting products to retail customers. The price is winning bid price deducting government subsidies.

2. Requirement to winning bidder

The suppliers and selling price of energy-saving lighting products are generated by the biding.

3. Subsidy Standards

For each energy-saving lighting product sold to enterprises, institutions, government agencies, hospitals, schools, hotels and so on, the government grants 30% of the winning bid price.
For each energy-saving lighting product sold to residents, the government grants 50% of the winning bid price.

Issued by Ministry of Finance, National Development and Reform Commission